UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

 Month of April 2018

Commission file number: 001-10533	Commission file number: 001-34121

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

6 St. James’s Square	Level 7, 360 Collins Street
London, SW1Y 4AD, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EXHIBIT 99

1.	Stock Exchange announcement dated 3 April 2018 entitled 'Total voting rights and issued capital’
2.	Stock Exchange announcement dated 3 April 2018 entitled 'Transaction in Own Shares'
3.	Stock Exchange announcement dated 4 April 2018 entitled 'Transaction in Own Shares'
4.	Stock Exchange announcement dated 5 April 2018 entitled 'Transaction in Own Shares'
5.	Stock announcement dated 6 April 2018 entitled ‘Notice of dividend currency exchange rates – 2017 final dividend’
6.	Stock announcement dated 6 April 2018 entitled ‘Notification of dividend/distribution’
7.	Stock Exchange announcement dated 6 April 2018 entitled 'Transaction in Own Shares'
8.	Media announcement dated 9 April 2018 entitled 'Rio Tinto discloses details of the $5.1 billion taxes paid in 2017’
9.	Stock Exchange announcement dated 9 April 2018 entitled 'Transaction in Own Shares'
10.	Stock Exchange announcement dated 10 April 2018 entitled 'Shareholdings of directors and persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’
11.	Stock Exchange announcement dated 10 April 2018 entitled 'Transaction in Own Shares'
12.	Stock Exchange announcement dated 11 April 2018 entitled 'Transaction in Own Shares'
13.	Stock Exchange announcement dated 12 April 2018 entitled 'Transaction in Own Shares'
14.	Stock Exchange announcement dated 13 April 2018 entitled 'Transaction in Own Shares'
15.	Stock Exchange announcement dated 16 April 2018 entitled 'Transaction in Own Shares'
16.	Stock Exchange announcement dated 17 April 2018 entitled 'Transaction in Own Shares'
17.	Stock Exchange announcement dated 18 April 2018 entitled 'Shareholdings of directors and persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’
18.	Stock Exchange announcement dated 18 April 2018 entitled 'Transaction in Own Shares'
19.	Stock Exchange announcement dated 19 April 2018 entitled 'Shareholdings of directors and persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’
20.	Stock Exchange announcement dated 19 April 2018 entitled 'Transaction in Own Shares'
21.	Stock announcement dated 20 April 2018 entitled 'Rio Tinto board update’
22.	Media announcement dated 20 April 2018 entitled 'Rio Tinto completes gross debt reduction'
23.	Stock Exchange announcement dated 20 April 2018 entitled 'Shareholdings of directors and persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’
24.	Stock Exchange announcement dated 20 April 2018 entitled 'Transaction in Own Shares'
25.	Stock Exchange announcement dated 23 April 2018 entitled 'Block listing six monthly return'
26.	Stock Exchange announcement dated 23 April 2018 entitled 'Transaction in Own Shares'
27.	Stock Exchange announcement dated 24 April 2018 entitled 'Transaction in Own Shares'
28.	Stock Exchange announcement dated 25 April 2018 entitled 'Transaction in Own Shares'
29.	Stock Exchange announcement dated 26 April 2018 entitled 'Transaction in Own Shares'
30.	Stock Exchange announcement dated 27 April 2018 entitled 'Transaction in Own Shares'
31.	Stock Exchange announcement dated 30 April 2018 entitled 'Transaction in Own Shares'

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc		Rio Tinto Limited
(Registrant)		(Registrant)

By	/s/ Steve Allen	By	/s/ Steve Allen
Name	Steve Allen	Name	Steve Allen
Title	Company Secretary	Title	Joint Company Secretary

Date	2 May 2018	Date	2 May 2018